Hi

In prior communications I've related our exciting journey, developing an amazing technology that lets windows generate electricity, all while preserving window views. Development is completed, automated manufacturing is in place, and we're embarking on commercial sales.

To do so, we now need to begin a serious effort to scale manufacturing, partner with major window and glass companies, develop our sales channel and generate revenue. To get us to positive cash flow and profitability, we are embarking on a new round of crowdfunding. To get started, we're doing a soft launch with a "Test the Waters" (TTW) campaign to gauge interest in the new funding round. Here is the link to our Wefunder TTW:

https://wefunder.com/stellaris.corporation/join

I'd be honored if you would review our TTW campaign page and consider making an indication of interest. Again, thank you so much for your interest and I hope you'll consider helping us on our important journey.

Best regards,

Jim